

17017728

SEC
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MAR 01 2017
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51974 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bruderman Brothers LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

| Suffern | NY | 10901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Levine — (845) 875-6531
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R. Reid Associates, LLP
(Name – *if individual, state last, first, middle name*)

| 7600 Jericho Turnpike, Suite 400 | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Oliver Pursche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANNINE BARBOSA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6218782
Qualified in Orange County
My Commission Expires March 08, 2018

Jannine Barbosa
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BRUDERMAN BROTHERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2016

# BRUDERMAN BROTHERS, LLC
## DECEMBER 31, 2016
## CONTENTS



**G.R. Reid Associates, LLP**
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Bruderman Brothers, LLC

We have audited the accompanying statements of financial condition of Bruderman Brothers, LLC, as of December 31, 2016. This financial statement is the responsibility of Bruderman Brothers, LLC's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Bruderman Brothers, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

*G.R. Reid Associates, LLP*

**Woodbury, New York**
**February 27, 2017**

# BRUDERMAN BROTHERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2016

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 143,629 |
| Commission receivable | 89,000 |
| Securities owned, at fair value | 20,136 |
| Fixed assets, net | 13,379 |
| Goodwill | 2,236,169 |
| Intangibles, net | 2,560,196 |
| Other assets | 29,349 |
| **Total Assets** | $ 5,091,858 |
| | |
| **Liabilities and Member's Equity** | |
| **Liabilities** | |
| Due to clearing broker | $ 25,473 |
| Accounts payable and accrued expenses | 190,094 |
| **Total Liabilities** | 215,567 |
| **Commitments and contingencies (notes 3 & 6)** | |
| **Member's Equity** | 4,876,291 |
| **Total Liabilities and Member's Equity** | $ 5,091,858 |

***The accompanying notes are an integral part of the statement of financial condition.***

## BRUDERMAN BOTHERS, LLC
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### *NATURE OF BUSINESS*

Bruderman Brothers, LLC (the "Company") was formed in December 2014 under the laws of the State of New York. Its predecessor Bruderman Brothers, Inc. ("BBI") was incorporated in New York State in January 1996. In February of 2000, BBI became a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). In 2014, BBI changed its corporate form from a corporation to a limited liability company. To accomplish the change in corporate form, BBI changed its name to BBI II, Inc. on December 5, 2014, and on December 19, 2014, BBI II, Inc. merged into the Company and became a wholly owned subsidiary of Bruderman Asset Management, LLC ("BAM" or "Parent"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

As more fully described in Note 8, on January 2, 2015, the Company and its Parent purchased certain assets of the brokerage and asset management and advisory businesses from Gary Goldberg & Co. Inc. ("GGC"), a FINRA registered broker-dealer, and Gary Goldberg Planning Services, Incorporated (an SEC-registered investment advisory firm) (the "GG Transaction").

As a result of the GG Transaction the Company functions as a full service broker-dealer, primarily of insurance annuities and mutual fund products and also assists clients in the sale of their business and/or in debt and equity financings.

The operating agreement provides that the Member will not have any personal liability for any debt or obligation of liability of the Company.

There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2016.

#### *CASH AND CASH EQUIVALENTS*

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

#### *SECURITIES*

Marketable securities are valued at market value.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

***INCOME TAXES***

The Company is a single member LLC, and by default it is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of New York State Law. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is included in a chain of single member LLC's with the top tier of ownership being an individual taxpayer. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the top tier individual member who is liable for any federal and state income taxes.

The Company evaluates its uncertain tax provisions under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 *Income Taxes* ("FASB ASC 740"). FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740.

As of December 31, 2016, no liability for unrecognized tax benefits was required to be recorded.

***REVENUE RECOGNITION***

Commissions derived from the marketing of insurance and annuity investments are recognized as revenue when the Company's performance obligations in generating the commissions have been substantially completed. Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a trade date basis. Finder's fees for the placement of debt and equity financings and the sale of businesses are recognized when the client's financing or sale is consummated, usually when the proceeds are received. Fees for financial advisory services are recognized as the services are rendered.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *GOODWILL*

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill acquired and determined to have an indefinite useful life is not amortized but instead tested for impairment at least annually. In the impairment test, the carrying amount of the reporting unit is compared with its fair value. When the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized up to a maximum amount of the recorded goodwill related to the reporting unit. Goodwill impairment losses are not reversed. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

### INTANGIBLE ASSETS

Amortizing identifiable intangible assets generally represent the cost of customer relationships, trade names and non-compete agreement. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Amortization of the Company's intangible assets is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

| | |
|---|---|
| Customer relationships | 15 years |
| Trade names | 5 years |
| Non-compete agreement | 5 years |

### *CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS*

The Company maintains its checking accounts at one financial institution at December 31, 2016. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the cash balances may be uninsured or in a deposit account that exceeds the FDIC insurance limit.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

***FAIR VALUE MEASUREMENTS***

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Under that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

*Level 1.* These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

*Level 2.* Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3.* These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *USE OF ESTIMATES*

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 27, 2017, the date on which the statement of financial condition is being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statement.

## NOTE 2 – COMMISSION RECEIVABLE

The Company had receivables of $89,000 as of December 31, 2016, which were due from insurance providers for commissions it earned on customers' transactions.

## NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATION AND RELATED INDEMNIFICATION

The Company has a clearing deposit of $50,000 with the clearing broker pursuant to requirements set forth by the clearing broker. The Due to clearing broker balance of $75,473 is shown net of the clearing deposit in the statement of financial condition.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization. The agreement between the Company and its clearing broker provides, in part, for the Company to guarantee the clearing broker against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time by either party after giving 90 days' written notice.

**BRUDERMAN BOTHERS, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

## NOTE 4 – FIXED ASSETS

Fixed assets consist of the following at December 31, 2016:

| | |
|---|---|
| Furniture and fixtures | $ 25,543 |
| Office equipment | 1,656 |
| Leasehold improvements | 8,118 |
| Telephone equipment | 4,820 |
| | 40,137 |
| Less – Accumulated depreciation and amortization | (26,758) |
| | $ 13,379 |

## NOTE 5 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);
c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities measured at fair value at December 31, 2016:

| Description | Level 1 | Level 2 | Level 3 | Total | Valuation Technique |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Money market funds (included in cash and cash equivalents) | $ 554 | $ 0 | $ 0 | $ 554 | (a) |
| Equity securities owned, at fair value Financial industry | 20,136 | 0 | 0 | 20,136 | (a) |
| Total | $ 20,690 | $ 0 | $ 0 | $ 20,690 | |

There were no transfers between Levels of the fair value hierarchy during the year ended December 31, 2016.

**BRUDERMAN BOTHERS, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

## NOTE 6 – RELATED PARTY TRANSACTIONS

### *RECEIVABLES FROM MEMBER*

The Company made advances to its Member totaling $198,405 as of December 31, 2016, which are due on demand. The advances are non-interest bearing.

Certain regular and ordinary operating expenses are allocated between the Company and its parent, BAM, under an expense sharing agreement. Most employees of the Company are also employees of BAM. All employees are paid by BAM and the respective salaries and related costs including employee benefits are then allocated to the Company as part of the cost sharing agreement.

## NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net capital amounted to $34,167 which was $21,494 in excess of its required net capital of $12,673. The Company's net capital ratio was 5.56 to 1 at December 31, 2016.

## NOTE 8 - ACQUISITION

On January 2, 2015, the Company purchased certain assets of GGC for $5,458,334.

The following table summarizes the recognized amounts of identifiable assets acquired at the acquisition date:

| | |
|---|---|
| Due from clearing broker | $ 20,633 |
| Fixed assets | 40,137 |
| Other assets | 6,244 |
| Goodwill and intangibles | 5,391,320 |
| Total consideration paid | $ 5,458,334 |

As part of the GG Transaction, the GGC brokerage business will operate within the Company and the asset management and advisory business will operate within BAM. The funding for the transaction was provided by BAM's parent.

## NOTE 9 – GOODWILL AND INTANGIBLES

The carrying amount of goodwill was $2,236,169 for the year ended December 31, 2016.

Intangible assets consisted of the following at December 31, 2016:

| | Gross Carrying Amount | Accumulated Amortization | Intangibles, net |
|---|---|---|---|
| Trade Name | $ 568,424 | $ 227,370 | $ 341,054 |
| Non-Compete Agreements | 85,066 | 34,026 | 51,040 |
| Customer Relationships | 2,501,661 | 333,559 | 2,168,102 |
| Total | $3,155,151 | $ 594,955 | $2,560,196 |

No significant residual value is estimated for these intangible assets.